UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*



                            GUARANTY BANCSHARES, INC.
               --------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK $1.00 PAR VALUE PER SHARE
            --------------------------------------------------------
                         (Title of Class of Securities)

                                   400764 10 6
                              --------------------
                                 (CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

            [X]     Rule 13d-1(b)
            [ ]     Rule 13d-1(c)
            [ ]     Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 400764 10 6                13G                       Page 2 of 6 Pages

--------------------------------------------------------------------------------
|   1  |   NAMES OF REPORTING PERSONS
|      |   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
|      |
|      |   GUARANTY BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN
|      |   (WITH 401(K) PROVISIONS)
--------------------------------------------------------------------------------
|   2  |   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (A)[ ]
|      |                                                          (B)[ ]
|      |   NONE
--------------------------------------------------------------------------------
|   3  |   SEC USE ONLY
|      |
--------------------------------------------------------------------------------
|   4  |   CITIZENSHIP OR PLACE OF ORGANIZATION
|      |
|      |       TEXAS
--------------------------------------------------------------------------------
                       | 5 | SOLE VOTING POWER
    NUMBER OF          |   |    434,140
     SHARES            ---------------------------------------------------------
  BENEFICIALLY         | 6 | SHARED VOTING POWER
    OWNED BY           |   |    0
      EACH             ---------------------------------------------------------
    REPORTING          | 7 | SOLE DISPOSITIVE POWER
     PERSON            |   |    0
      WITH             ---------------------------------------------------------
                       | 8 | SHARED DISPOSITIVE POWER
                       |   |    0
--------------------------------------------------------------------------------
|   9  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
|      |
|      |           434,140
--------------------------------------------------------------------------------
|  10  |   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
|      |
|      |           [ ]
--------------------------------------------------------------------------------
|  11  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
|      |
|      |           13.4%
--------------------------------------------------------------------------------
|  12  |   TYPE OF REPORTING PERSON*
|      |
|      |       EP
--------------------------------------------------------------------------------

ITEM 1(A)

Name of issuer: The name of the issuer is Guaranty Bancshares, Inc. ("Bancshares").

ITEM 1(B)

Address of issuer's principal executive offices: 100 W. Arkansas, Mount Pleasant, Texas 75455.

ITEM 2(A)

Name of person filing: The reporting person is the Guaranty Bancshares, Inc. Employee Stock Ownership Plan (with 401(k) provisions) ("Plan").

ITEM 2(B)

Address or principal business office or, if none, residence: 100 W. Arkansas, Mount Pleasant, Texas 75455.

ITEM 2(C)

Citizenship:  The Plan is organized under the laws of the State of Texas.

ITEM 2(D)

Title of class of securities: The class of securities of Bancshares owned beneficially by the Plan is common stock, $1.00 par value (the "Common Stock").

ITEM 2(E)

CUSIP Number:  400764 10 6

ITEM 3

If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is:

(a)   [ ]   Broker or dealer registered under Section 15 of the Act.

(b)   [ ]   Bank as defined in Section 3(a)(6) of the Act.

(c)   [ ]   Insurance Company as defined in Section 3(a)(19) of the Act.

(d)   [ ]   Investment Company registered under Section 8 of the Investment
            Company Act.

(e)   [ ]   Investment Adviser registered under Section 203 of the Investment
            Advisers Act.

(f)   [X]   Employee benefit plan, pension fund which is subject to the provisions of the Employment Retirement Income Security Act of 1974 or Endowment Fund; see ss. 240.13d-1(b)(1)(ii)(F).

(g)   [ ]   Parent holding company or control person in accordance with
            ss. 240.13d-1(b)(1)(ii)(G).

(h)   [ ]   A savings association as defined in Section 3(b) of the Federal
            Deposit Insurance Act.

(i)   [ ]   A church plan that is excluded from the definition of an
            investment company under Section 3(c)(14) of the Investment Company
            Act.

(j)   [ ]   Group, in accordance with ss. 240.13d-1(b)(1)(ii)(J).

ITEM 4.  OWNERSHIP:

(a) The amount of securities beneficially owned by the Plan is 434,140 shares of Common Stock.

(b) The percent of the class of Common Stock beneficially owned by the Plan is 13.4%.

(c) The Plan has the sole power to vote or to direct the vote of 434,140 shares of the Common Stock and no power to dispose or to direct the disposition of the shares of the Common Stock.

ITEM 5.  OWNERSHIP OF 5 PERCENT OR LESS OF A CLASS.

      Not applicable

ITEM 6.  OWNERSHIP OF MORE THAN 5 PERCENT ON BEHALF OF ANOTHER PERSON.

The securities beneficially owned by the Plan are owned for the benefit of employees of Bancshares who participate in the Plan. Such employees have the right to receive or the power to direct the receipt of dividends, or the proceeds from the sale of such securities.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

      Not applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

      Not applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

      Not applicable

ITEM 10.  CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                     FEBRUARY 14, 2000
                                     -----------------------------------
                                     (Date)


                                     Guaranty Bancshares, Inc. Employee Stock
                                       Ownership Plan (with 401(k) provisions)


                                     /s/ CLIFTON A. PAYNE
                                     ------------------------------------


                                     By: CLIFTON A. PAYNE
                                         --------------------------------

                                     Title: TRUSTEE
                                            -----------------------------